EXHIBIT (A)(1)(E)

LETTER, DATED JULY 25, 2003, TO HOLDERS OF ELIGIBLE OPTIONS

July 25, 2003

«First_Name» «Last_Name»
«Address_1»
«Address_2»
«City», «State» «Zip»

Dear «First_Name»:

As you know, the equity markets have been incredibly volatile for the past few years. Many of the currently outstanding stock options held by our employees and employees of our subsidiaries are “underwater” or “out-of-the-money.” In other words, the exercise prices of the stock options are greater than the current market price of our common stock.

In response to this situation, and in a continuing effort to reward valued employees for their important contributions to First Virtual Communications’ success, we are announcing a voluntary stock option exchange program designed to provide eligible employees with the potential to restore stock option value in the future.

Enclosed you will find important information regarding this employee stock option exchange program. The Employee Stock Option Exchange Offer is subject to the terms and conditions of this letter, the overview attached to this letter, the Offer Document (with Questions & Answers) and the Election and Withdrawal Forms that are enclosed in this package. Please take the time to carefully read all of the materials. If you have questions after reviewing these materials, tpolanco@fvc.com or leave a voice mail message at: (650) 801-6330.

The planned deadline for tendering your options for exchange is August 22, 2003, by 5:00 p.m. Pacific Daylight Saving Time, unless we extend the Offer. The planned reissue date is February 23, 2004 (unless the Expiration Date is extended, we postpone the acceptance of Eligible Options beyond August 22, 2003 or a later reissue date is required under local law).

To accept the Offer, you must fax, mail or hand deliver a signed and completed Election Form, in its entirety, to Human Resources before 5:00 p.m., Pacific Daylight Saving Time, on the Expiration Date. Unfortunately, we cannot accept any forms after the expiration date and time.

Sincerely,

Jonathan Morgan
 President and Chief Executive Officer

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